Filed by MCI, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6(b) of
the Securities Exchange Act of 1934

     Subject Company: MCI, Inc.
Commission File No.: 001-10415

The following was distributed to MCI employees today:

MCI-Verizon Transition Team Announced

Over the past weeks we have made considerable progress in terms of accomplishing the objectives of our Fifth Pillar -- Successfully Completing the Verizon Merger. The regulatory process is proceeding and preparations for our shareholder vote in early October are well underway. Today, we announced another significant step forward.

Verizon's Chairman and CEO, Ivan Seidenberg, and I have established a planning team to prepare for the closing of our merger. We intend to leverage all the opportunities presented by the combined resources of our companies so we are ready to compete at the highest possible level the moment we close our merger, which is expected in early 2006.

This can only be accomplished with the involvement of a highly focused planning team dedicated to winning in the marketplace and structuring all operations for maximum efficiency. This team will be composed of an Executive Steering Committee and a Transition Team.

The Executive Steering Committee, consisting of Ivan, Verizon Vice Chairman and President Lawrence Babbio and me, will oversee the overall integration effort.

The Transition Team, reporting to the Executive Steering Committee, will develop the go-to-market strategy and the operational plan designed to achieve those marketing objectives and to realize the operational synergies promised by the merger.

Leading the Transition Team will be three seasoned Verizon executives:

  John Killian, Senior Vice President and Chief Financial Officer of Verizon Domestic Telecom, who will serve as chair of the Transition Team.

  Francis Shammo, President - West Area for Verizon Wireless, will be responsible for developing the financial integration plan and establishing appropriate control mechanisms for the merged organization.

  Randy Milch, Senior Vice President and Deputy General Counsel at Verizon Domestic Telecom, will be responsible for planning the integration of legal activity functions for the combined businesses.

They will be supported by the following initial members of the Transition Team who will assist in the development of marketing and network strategies. Transition Team Members include:

  Wayne Huyard, President of US Sales and Services -- MCI

  Fred Briggs, President of Operations and Technology -- MCI

  Jonathan Crane, EVP and Chief Strategy Officer -- MCI

  Mark Wegleitner, Senior Vice President Technology -- Verizon

  Veronica Pellizzi, Senior Vice President Enterprise Sales -- Verizon

  Ed McGuinness, Senior Vice President Enterprise Marketing - Verizon

Additional representatives will be named as the Transition Team initiates planning activities in other areas. The Executive Steering Committee intends to communicate final personnel announcements in the upcoming months.

As the planning team concentrates on its work, it remains critically important that we all retain our focus on executing our Pillar strategy in order sustain our continued momentum into the new year.

As always, the management team and I thank you for your continued efforts, and we will keep you updated on relevant communication and progress from the Transition Team.

Regards,

Michael Capellas
President and CEO
MCI Corporate Internal Communications

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed acquisition of MCI, Verizon filed with the SEC on August 31, 2005, an amended registration statement on Form S-4, which includes a definitive proxy statement of MCI and a prospectus (Registration No. 333-124008) containing important information about the proposed acquisition. Investors are urged to read the proxy statement and prospectus and any other relevant materials filed by Verizon or MCI because they contain important information about Verizon, MCI and the proposed acquisition. The proxy statement and prospectus and other relevant materials and any other documents filed by Verizon or MCI with the SEC may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc.,

Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Additionally, proxy materials can be obtained by contacting MacKenzie Partners, Inc. toll-free at (800) 322-2885, collect at (212) 929-5500 or by email at proxy@mackenziepartners.com. Investors are urged to read the proxy statement and prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.

PARTICIPANTS IN THE SOLICITATION

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants is included in the proxy statement and prospectus and other materials filed with the SEC.

FORWARD-LOOKING STATEMENTS

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.

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